UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

On February 19, 2025, Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”), the wholly owned subsidiary of Erayak Power Solution Group Inc. (“Erayak” or the “Company”), entered into a State-Owned Sea Area and Construction Land Use Rights Grant Contract with the Wenzhou Longwan District Natural Resources and Planning Bureau. This agreement grants Ruike the rights to use a designated parcel of coastal and land area located in Longwan District, Wenzhou, for industrial development purposes. These usage rights are granted for a fixed term of 50 years, and are subject to government planning, environmental, and construction regulations.

The granted site will be used for the construction of a generator automation plant and intelligent warehousing system, aimed at significantly improving the Company’s production efficiency and delivery timelines. The project is expected to be completed within 2027.

In March 2025, Ruike paid a total consideration of RMB 17.57 million for these usage rights, in multiple tranches. The land and sea area granted must be developed and used in strict compliance with zoning and regulatory approvals. Delays in payment or deviation from permitted use may result in penalties or termination of the rights. Ruike is also required to complete formal registration of the granted rights with the appropriate authorities to solidify legal title.

Subsequently, on March 25, 2025, Ruike entered into a preliminary Construction Project Agreement with Zhongxia Construction Co., Ltd. (“Zhongxia”) for the design and construction of its industrial facility. Under the agreement, the provisional total construction contract price is RMB 80 million. As of the date hereof, Ruike has made approximately RMB 17.2 million in advance payments to Zhongxia, at a commencement date yet to be determined by the Company.

The construction agreement outlines key milestones, payment schedules, quality control standards, liability for delays or defects, safety obligations, and termination provisions. Zhongxia is responsible for delivering the project in accordance with approved plans, and must meet performance guarantees under the agreed scope and timeline.

Together, these two contracts form the foundation for Ruike’s industrial development project in Wenzhou and represent significant capital commitments by the Company in infrastructure and land acquisition.

The State-Owned Sea Area and Construction Land Use Rights Grant Contract between Wenzhou Longwan District Natural Resources and Planning Bureau and Ruike Electronics (Wenzhou) Co., Ltd., dated February 19, 2025is attached to this report as Exhibit 10.1. The preliminary Construction Project Agreement referenced herein is currently undergoing translation and is simultaneously being supplemented to finalize the full scope of construction work. The full English translation will be furnished as an exhibit to an amendment to the current form or a separate Form 6-K to be submitted by the Company upon completion of the translation process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: July 25, 2025	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	English Translation of State-Owned Sea Area and Construction Land Use Rights Grant Contract between Wenzhou Longwan District Natural Resources and Planning Bureau and Ruike Electronics (Wenzhou) Co., Ltd., dated February 19, 2025

3